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                             SECURITIES AND EXCHANGE
                                    COMMISION

                             Washington, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission file number 000-21215

(Check one)
[x] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
      For period ended 9/30/98
[ ] Transition report on Form 10-K
[ ] Transition report on Form 20-F
[ ] Transition report on Form 11-K
[ ] Transition report on Form 10-Q
[ ] Transition report on Form N-SAR
      For the transition period ended __________
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
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                                     PART I
                             REGISTRANT INFORMATION

Progenitor, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

4040 Campbell Avenue
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Address of principal executive office

Menlo Park, CA 94025
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City, State and Zip Code

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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report semi-annual report , transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on of before the fifth calendar day following he prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

On December 18, 1998, the Progenitor, Inc. ("Progenitor", or "the Company") announced that it was ceasing operations immediately. Progenitor also announced that it would retain a small staff to implement an orderly sale of the Company's assets.

During the period leading up to the announcement, the Company's management was engaged in attempting to identify potential merger partners or financing sources. Since the announcement, Progenitor's management has been engaged in making provisions to safeguard assets, transition former employees and identify consultants to sell the assets.

While the Company had prepared a preliminary draft of the Form 10-K, it was based on being able to secure financing and continue as a going concern. The Company is seeking the extension since, under the present circumstances following the announcement, the Company will have to substantially revise the disclosures in the preliminary draft of the Form 10-K. Due to Company circumstances, it would not have been possible to make such changes in a timely fashion without undue effort or expense.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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     Mark Bagnall          (650)          614-7057
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      (Name)            (Area Code)   (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, identify the report(s).

                                          [x] Yes      [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements included in the subject report or portion thereof?

                                          [ ] Yes      [x] No

     If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                Progenitor, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  December 30, 1998                By /s/ Mark N. K. Bagnall
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                                          Mark N. K. Bagnall
                                          Vice President, Finance and
                                          Chief Financial Officer

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is singed on behalf to the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001)
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